Byron B. Rooney +1 212 450 4658 byron.rooney@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017 davispolk.com	Confidential

October 17, 2022

Re:	Snail, Inc. Registration Statement on Form S-1 Filed on September 16, 2022 File No. 333-267483

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E., Room 4415
Washington, DC 20549-4631

Att’n:	Joseph Kempf Robert Littlepage Patrick Faller Jeff Kauten

Ladies and Gentlemen:

On behalf of our client, Snail, Inc., a Delaware corporation (“SnaiI” or the “Company”), we are responding to certain comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Snail’s Registration Statement on Form S-1 (File No. 333-267483) (the “Registration Statement”) contained in the Staff’s letter dated October 3, 2022. We are also responding to comment 14 in the Staff’s letter dated December 2, 2021. Snail has revised the Registration Statement and is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) together with this response letter. Amendment No. 1 also contains certain additional updates and revisions.

Set forth below are Snail’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by Snail’s responses to the comments. Where applicable, we have included page numbers to refer to the location in Amendment No. 1 where revised language addressing a particular comment appears. Capitalized terms used but not defined herein are used as defined in Amendment No. 1.

Registration Statement on Form S-1

Cover Page

1.	Please clarify on your cover page that the warrants will be issued by you to the underwriters in an amount equal to 5% of the total number of Class A shares sold in your offering and will have an exercise price equal to 115% of the initial public offering price of your Class A stock.

Response: In response to the Staff’s comment, the Company has updated the cover page of the prospectus within Amendment No. 1 to provide additional details about the terms of the Underwriters’ Warrants (as defined in Amendment No. 1). Following the filing of the Registration Statement, the Company and the underwriters amended the proposed terms of the Underwriters Warrants such that the Underwriters’ Warrants will now be exercisable into an aggregate amount of shares of Class A common stock equal to four percent of the total number of shares sold in the offering (before giving effect to the underwriters’ option to purchase additional shares of Class A common stock) at a price per share equal to 125% of the offering’s public offering price.

Confidential

Risk Factors

The Committee on Foreign Investment in the United States. . ., page 33

2.	Please advise if your CFIUS risk factor disclosure should be expanded to reflect Hua Yuan International Limited's ownership of your shares.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that in light of the shareholder’s de minimis voting power following the Transactions (as defined in Amendment No. 1) and the offering, which is expected to be approximately 1.1% of the total vote, and the lack of influence the shareholder will have on the affairs of the Company as a result of this voting power, additional disclosure in the enumerated risk factor is not necessary.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 57

3.	In your discussion of results of operations you cite multiple factors as impacting your results of operations but often provide no quantification of the contribution of each factor to the material changes in the various line items discussed. For instance, on page 58, you attributed a decrease in revenues, in part, to a decline in units sold and an absence of promotional activities during 2021. Elsewhere on the same page you attribute a decline in cost of revenues to a decline in units sold offset by two unquantified factors. Please refer to Item 303(b) of Regulation S-K and revise throughout to discuss qualitatively and quantitatively such factors effecting material changes in line items, including where material changes within a line item offset one another. In addition, you should remove vague terms such as "primarily" in favor of specific quantifications.

Response: In response to the Staff’s comment, the Company has updated its disclosure on pages 57-62 of Amendment No. 1 to quantify the impact of the drivers to the Company’s results of operations for the periods presented.

Business

Our Heritage and Expertise, page 74

4.	We note your disclosure that in 2022 Suzhou Snail effected a spin-off and Snail Games USA became an independent entity. Please disclose the material details about the background of the spin-off, including why and how it was effectuated as well as the date the spin-off occurred. Also, advise if there were any material plans of reorganization or separation or other applicable agreement(s) that should be filed as an exhibit to your registration statement. Refer to Item 601(b)(2)(i) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has updated its disclosure on pages 2 and 74 of Amendment No. 1 to provide additional information about the spin-off of Snail Games USA from Suzhou Snail (each as defined in Amendment No. 1). The Company respectfully advises the Staff that because the spin-off did not change the relative ownership of Snail Games USA’s existing shareholders or the rights afforded to such shareholders, it does not consider the agreements to effect the Snail Games USA spin-off as material and necessary to be filed pursuant to Item 601(b)(2)(i) of Regulation S-K. The Company advises the Staff that the form of securities exchange agreement—the agreement to effect the Transactions between the shareholders of Snail Games USA and the Company—has been filed as an exhibit to Amendment No. 1.

October 17, 2022	2

Confidential

Draft Registration Statement on Form S-1

Underwriting

No Sales of Similar Securities, page 96

14.	Please disclose the exceptions to the lock-up agreements with your officers, directors and other existing security holders.

Response: In response to the Staff’s comment, the Company has updated the disclosure on pages 110-111 of Amendment No. 1 to disclose the exceptions to the lock-up agreements between the underwriters and the Company’s officers, directors and certain of its shareholders.

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We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me at (212) 450-4658 (byron.rooney@davispolk.com) or John Runne at (212) 450-3278 (john.runne@davispolk.com) if you have any questions regarding the foregoing or if we may provide any additional information.

Very truly yours,

/s/ Byron Rooney

cc:	Heidy Chow
Jim Tsai

October 17, 2022	3